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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           MEXCO ENERGY CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK $0.50 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   592770101
                   ----------------------------------------
                                (CUSIP Number)

     HOWARD E. COX, Jr., One Federal Street, 26th Floor, Boston, MA 02110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 1, 1997
                   ----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 7 Pages



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-----------------------                                  ---------------------
  CUSIP NO. 592770101                   13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Howard E. Cox, Jr.
        SS # ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
        N/A                                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        P.F.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           194,000 shares (11.95% of issued and outstanding
                                           shares)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           194,000 shares (11.95% of issued and outstanding
                                           shares)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        194,000 shares (11.95% of issued and outstanding shares)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]

        N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        N/A
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 pages


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ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement relates to the $0.50 par value common stock of MEXCO ENERGY CORPORATION (herein called the "Issuer"), a Colorado corporation maintaining its principal executive offices at 214 W. Texas Avenue, Suite 1101, Midland, Texas, 79701. The Issuer's principal executive offices were formerly at 906 Western United Life Building, Midland, Texas, 79701.

     The Issuer's corporate name was formerly MILLER OIL COMPANY. However, in April, 1980, the Shareholders of the issuer adopted a proposal to amend the Articles of Incorporation ("Articles") of the issuer to change the corporate name to that indicated above. Also, at that time, the Shareholders of the Issuer approved amendments to the Articles which resulted in a one-for-fifty reverse stock split of the Issuer's common stock ($0.50 par value). The corporate name change and reverse stock split became effective April 30, 1980, upon the filing of the Amendment to the Articles of Incorporation with the Colorado Secretary of State.

ITEM 2.   IDENTITY AND BACKGROUND
-------   -----------------------

     (a) - (c) Howard E. Cox, Jr., whose business address is One Federal Street, 26th Floor, Boston, Massachusetts, 02110, initially acquired 160,000 shares of the Issuer's common stock, $0.50 par value. He acquired another 34,000 shares of the Issuer's stock on May 23, 1997, pursuant to a private placement of the Issuer. His present principal occupation is that of partner with the Venture Capital firm of GREYLOCK MANAGEMENT CORPORATION, whose address is the same as the business address of Mr. Cox.

     (d)  Criminal Proceedings
          --------------------
     During the last five (5) years, Mr. Cox has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e)  Civil Proceedings Involving Violations of Federal or State Securities
          ---------------------------------------------------------------------
          Laws
          ----

     During the last five (5) years, Mr. Cox was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Cox being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and State Securities Laws or finding any violation with respect to such laws.

     (f)  Citizenship
          -----------
     Mr. Cox is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------   -------------------------------------------------

     On July 28, 1995, Mr. Cox purchased ONE HUNDRED SIXTY THOUSAND (160,000) shares of the Issuer's common stock for a purchase price of THREE HUNDRED TWENTY THOUSAND DOLLARS ($320,000.00). The purchase price was comprised of THREE HUNDRED TWENTY THOUSAND DOLLARS ($320,000.00) cash from Mr. Cox's personal funds. On May 23, 1997, Mr. Cox purchased another THIRTY FOUR THOUSAND (34,000) shares of the Issuer's common stock for a purchase price of ONE HUNDRED SEVENTY THOUSAND DOLLARS ($170,000.00) which was comprised of Mr. Cox's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION
-------   ----------------------

     The shares of common stock were acquired by Mr. Cox for investment with the view to capital appreciation. Mr. Cox has no present plans or proposals to acquire or dispose of any securities of the Issuer or present plans or proposals which relate to or would result in any of the events or actions described in Item 4 to Schedule 13D or any action similar thereto.

     Mr. Cox will continue to review his investment in the shares of common stock and his alternatives with respect to the matters described above, and reserves the right to formulate additional plans or proposals with respect to the matters described above, and reserves the right to formulate additional plans or proposals with respect thereto, or to change his intentions with respect to any or all of the foregoing.

     Further, there is no change expected in the foreseeable future for either the current members of the Board of Directors or officers of the issuer, except Mr. Cox is advised that Mr. Thomas Graham, has been appointed to serve as Chairman of the Board of the Issuer beginning in July of 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
-------   ------------------------------------

     (a) - (c) Mr. Cox owns beneficially ONE HUNDRED NINETY FOUR THOUSAND (194,000) shares of the common stock, representing approximately 11.95% of the common stock of the Issuer. Mr. Cox has the sole power to vote or dispose of the ONE HUNDRED NINETY FOUR THOUSAND (194,000) shares of common stock. Mr. Cox has not engaged in any transactions involving the common stock during the past sixty (60) days other than the acquisition of the THIRTY FOUR THOUSAND (34,000) shares of common stock pursuant to a private placement by the Issuer reported hereon.

     (d) Right to Receive Dividends or Sales Proceeds
         --------------------------------------------

     No person, other than Mr. Cox, is known to have the right to receive, or the power to direct, the receipt of dividends or sale proceeds with respect to the securities for whose sale this statement is filed.

     (e) Termination of Beneficial Ownership
         -----------------------------------
     Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
-------   --------------------------------

     Not applicable.

                                   SIGNATURE
                                   ---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 2, 1997.

                                                /s/ Howard E. Cox, Jr.
                                                --------------------------------
                                                HOWARD E. COX, JR.